The Center for Wound Healing, Inc.

155 White Plains Road
Tarrytown, NY 10591

October 8, 2008

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	The Center for Wound Healing, Inc. (the “Company”) Form 10-KSB for Fiscal Year Ended June 30, 2007 File No.: 000-51317

Dear Mr. Rosenberg:

This letter is in response to the September 19, 2008 letter from the staff of the Securities and Exchange Commission (the “Commission”) regarding its review of the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 (the “10-KSB”). For the convenience of the staff, the Company has repeated the staff’s comments prior to its responses.

Notes to Consolidated Financial Statements

Note 1 -- Organization and Nature of Business

Acquisitions/Business Combinations, page 33

1.
You have accounted for the acquisition of the Twelve LLCs, which followed the initial acquisition of the Six LLCs, in a manner similar to a pooling of interests. Also, you accounted for the January 2006 acquisition of the Two LLCs, using the “as-if” pooling method. Please refer us to the technical guidance upon which you based this accounting treatment, including your application of EITF 02-5 and related analyses in concluding that the relationships between the parties to these transactions constituted common control.

Paragraph 11 of Statement of Financial Accounting Standards No. 141, Business Combinations (June 2001) (“SFAS 141”) addresses “transfers of net assets or exchanges of equity interests between entities under common control (emphasis added)” as transactions excluded from the application of SFAS 141. In addition, Appendix D: Continuing Authoritative Guidance, of SFAS 141 specifically states within its paragraph D12 “When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer (emphasis added)”.

In the Company’s case, as referenced in the Commission’s comment above, the majority owner-members of the Twelve LLCs and the Two LLCs (together, the “14 LLCs”) were the same group of individuals or entities (hereafter referred to as the “Majority Members”) who held voting interests in the above 14 LLCs in excess of 50%. The Majority Members also held greater than 50% of the stock of the Company (the “Majority Shareholders”) at the point in time when the Majority Members granted the Company the option to acquire the Twelve LLCs and the Two LLCs. This option allowed the Company to acquire the 14 LLCs for cash, notes and a sufficient number of shares of the Company’s common stock that would maintain the Majority Members ownership of 56% of the Company. It was always the intention of the Majority Members to sell to the Company, and the intention of Company to acquire from the Majority Members, the Majority Members’ interests in all of the LLCs in which the Majority Members had majority or minority ownership. The purchase price would be in cash, notes and shares of the Company’s common stock in an amount sufficient for the Majority Members to own a de facto and de jure controlling interest in the Company.

Upon the consummation of the reverse merger between the Company (formerly known as American Hyperbaric, Inc. (“AHI”)) and Kevcorp Services, Inc. (“Kevcorp”), the Majority Members and AHI entered into a restated agreement dated December 14, 2005 (the “new agreement”) which superseded the earlier agreement between AHI and the parties (the “prior agreement”). The prior and the new agreements gave the Company the right to acquire the Majority Members interest in the 14 LLCs for cash, notes and shares of the Company’s common stock in an amount sufficient to maintain the Majority Members ownership of 56% of the Company. At the consummation of any such transaction, it remained the intention of the Company, its Majority Shareholders and the Majority Members that the Majority Members ownership in the Company must be over 56% in accordance with the terms of the prior and new agreements. The new agreement also contained the condition precedent that AHI had with the Majority Members, that AHI would be a “public company” and that the “public company” would close on a minimum of $5,000,000 in U. S. cash fund financing.

In January 2006, the Majority Members agreed to accept 1,833,667 shares of the Company’s stock for certain net assets of the Two LLCs, consisting primarily of capital lease assets and their related lease obligations. The Majority Members retained their interests in the cash, accounts receivable and liability balances of the Two LLCs at the date of sale to the Company. This acquisition was in keeping with the Majority Members right to maintain an ownership interest of at least 56% in the Company.

Although the effective closing of the acquisition was January 1, 2006, for ease of transition of ownership, the parties had agreed to consummate the transaction prior to the time the holders of the 2005 Convertible Debenture expressed their intention to convert the debt into Company stock. At the time of the debenture conversion, the holders were aware that discussions had commenced with Kevcorp. Since such conversion might (and did) place the Majority Shareholders below 56% ownership, the AHI majority shareholders entered in earnest into acquisition discussions with the Majority Members to acquire sufficient interests in the Twelve LLCs and the Two LLCs owned by the Majority Members so that upon the conclusion of the debt conversion and the reverse merger, the Majority Shareholders would continue to own over 56% of the Company as required by the prior and new agreement. The actual percentage of ownership by the Majority Shareholders after the consummation of the reverse merger and the acquisition of the Two LLCs on January 1, 2006 was in excess of 50%. Although the Majority Shareholders owned 44% of the Company from the closing of the reverse merger with Kevcorp on December 9, 2005 until January 1, 2006 (23 days), it remains the Company’s position that this level of ownership and absolute control coupled with the rights held by the Majority Members to own 56% of the Company met the common control criteria as specified under SFAS 141 to exclude a transaction from purchase accounting treatment.

In January 2006 the Company continued its negotiations to acquire the Majority Members’ interests in the Twelve LLCs, pursuant to the right granted in the new agreement. The acquisition of the Majority Members’ interests was completed on April 7, 2006 with an effective date of April 1, 2006. The Company had anticipated closing its sale of $5,500,000 in two new convertible debentures prior to March 2006. The closing date for the acquisition of the Majority Members’ interests was delayed until the Company had sold the new debentures on April 7, 2006 because the Company, until that date, did not have the $2,000,000 in cash necessary to pay part of the purchase price as required in the new and prior agreements. The debenture agreements also contained a provision that placed in escrow 2,333,333 shares of the Company’s common stock to be issued to the Majority Members if the new debenture holders converted their bonds into the Company’s common stock. These shares were placed in escrow to maintain the Majority Shareholders ownership of 56% of the Company in anticipation of the possible conversion of the new convertible debentures. Subsequent to June 30, 2007, the convertible debentures were settled with cash; accordingly, the conversion feature was not exercised and the 2,333,333 shares held in escrow were cancelled.

During the process of the sale of the new convertible debentures, certain minority interest owners of the Six LLCs expressed interest in selling their holdings to the Company. The Company had agreed to acquire these minority interests for 162,519 shares of its common stock on March 17, 2006. The Company and the Majority Members believed that the acquisition of the Twelve LLCs would have been completed by that time. The issuances of these shares reduced the Majority Shareholders ownership to 49.62% from March 17, 2006 until April 7, 2006 (21days), when the Majority Shareholders ownership increased to 60.0% as a result of the 4,794,210 common shares issued to them for the Twelve LLCs. It is the Company’s position that this level of ownership and absolute control coupled with the rights held by the Majority Members to own 56% of the Company met the common control criteria as specified under SFAS 141 to exclude a transaction from purchase accounting treatment.

With respect to the “as if” pooling method accounting treatment used for the January 2006 transaction with the Two LLCs, SFAS 141, paragraph D17 was applied in the presentation whereby the “receiving entity (the Company) should present the statement of financial position and other financial information as of the beginning of the period (June 30, 2005, for purposes of the Company’s presentation) as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years should also be restated to furnish comparative information.”

The term common control was not defined within the context of SFAS 141; common control has been clarified within the Emerging Issues Task Force Issue No. 02-5 (“EITF 02-5”). EITF 02-5 gives indication that the SEC staff understands common control to fit the parameters described within paragraph 3 of such EITF. Specifically, the Company believes that it satisfies the “common control” description as it relates to paragraph 3, item (c) which states that common control exists between (or among) separate entities when “A group of shareholders (sub-part 1) holds more than 50 percent of the voting ownership interest of each entity, and (sub-part 2) contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists”.

In applying paragraph 3(c) -sub-part 1 to the Company’s ownership circumstances “A group of shareholders holds more than 50 percent of the voting ownership of each entity” was satisfied by the Majority Shareholders holding more than 50% of the voting ownership of the Company, and prior to any of the three LLC transactions, the Majority Shareholders were also the Majority Members holding a greater than 50% interest in the voting ownership of such LLCs.

In applying paragraph 3(c) -sub-part 2 to the Company’s ownership circumstances with respect to the existence of “contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert”, the Company considered that requirement was met by the voting behavior demonstrated within the context of each LLC transaction, whereby the Majority Members/Majority Shareholders acted in concert, voting all of their respective interests in favor of the LLC transactions. The Company considered such voting behavior to be tantamount to the voting behavior which would have been dictated by, and realized in accordance with, a written agreement requiring such voting action.

2.
You disclose that “as part of the evaluation of the assets acquired, the Company utilized the services of an independent valuation company.” While you are not required to make reference to the services of an independent valuation company, when you do, you must also disclose the name of the valuation company. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

The Company acknowledges the Commission’s comment. In future filings, if the Company references the use of an independent valuation company, the Company will disclose the name of the valuation company. In addition, if the Company includes the name of a valuation company in a 1933 Securities Act filing, or incorporates the name by reference into a 1933 Securities Act filing, the Company will include a consent of the valuation company as required by Rule 436.

The Company acknowledges the following with respect to its filing with the Commission:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

(b)	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments in response to the information contained herein, or require any further information, please do not hesitate to contact the undersigned.

Sincerely,

/s/Andrew G. Barnett

Andrew G. Barnett
Chief Executive Officer